SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Quarterly Information

GOL Linhas Aéreas Inteligentes S.A.

March 31, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

PRO FORMA CONSOLIDATED QUARTERLY INFORMATION

March 31, 2005 and 2004

Index

Special Review Report	1

Pro Forma Consolidated Quarterly Information

Consolidated Balance Sheets	2
Pro Forma Consolidated Statements of Income	4
Pro Forma Statements of Changes in Shareholders’ Equity	5
Pro Forma Consolidated Changes in Financial Position	6
Notes to the Pro Forma Consolidated Quarterly Information	7

SPECIAL REVIEW REPORT

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

1)
We have performed a special review on the Pro Forma Consolidated Quarterly Information of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries as of the quarters ended on March 31, 2005 and 2004, and the related consolidated balance sheet, pro forma consolidated statements of income, changes in shareholders’ equity and changes in financial position, in accordance with the accounting practices adopted in Brazil. The Pro Forma consolidated financial statements assume that GOL Linhas Aéreas Inteligentes S.A. was incorporated on January 1, 2001.

2)
We conducted our review in accordance with the specific rules established by IBRACON – Brazilian Independent Accountants Institute, coupled with the Federal Accounting Council, consisting mainly of: (a) inquiry and discussion with the managers in charge of the Company’s accounting, financial and operating areas in relation to the main criteria adopted in the preparation of the Quarterly Information; and (b) review of information and subsequent events which have or would have relevant effects on the financial situation and the Company’s operations.

3)
Based on our special review, we are not aware of any material modifications that should be made to the Pro Forma Consolidated Quarterly Information referred to above for them to be in conformity with the accounting practices adopted in Brazil, in accordance to the rules issued by the Brazilian Securities Commission, specifically applicable to the preparation of the Quarterly Information.

4)
The financial statements related to year ended on December 31, 2004 whose values are presented for comparison purposes, were audited by us, and our audit report, unqualified, was dated as of February 22, 2005.

5)
As described in note 1, pursuant to the resolution of the Securities and Exchange Commission of Brazil – CVM, the Company restated the Pro Forma Consolidated Quarterly Information for the period ended on March 31, 2005. The adjustments made pursuant to the resolution of Securities and Exchange Commission of Brazil – CVM do not change our review report issued on May 02, 2005 on the Pro Forma Consolidated Quarterly Information.

São Paulo, May 2, 2005, except for Note 1 and Note 10, for which the date is March 6, 2006.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

Adilson Birolli Gonzalez	Maria Helena Pettersson
Accountant CRC-1SP077599/O-6 – RT	Accountant CRC-1SP119891/O-0

GOL LINHAS AÉREAS INTELIGENTES S.A.

PRO FORMA BALANCE SHEETS (UNAUDITED)
March 31, 2005 and December 31, 2004
(In thousands of Reais)

	Consolidated restated

	03.31.2005	12.31.2004

ASSETS
Current assets
Cash and cash equivalents	95,515	405,730
Short-term investments	660,210	443,361
Accounts receivable	453,761	389,917
Allowance for doubtful accounts	(3,794)	(3,547)
Deferred taxes and carryforwards	11,870	16,494
Inventories	21,330	21,038
Prepaid expenses	37,709	35,669
Dividends receivable	-	-
Other current assets	2,824	3,388

Total current assets	1,279,425	1,312,050

Long-term assets
Deposits for leasing contracts	36,598	33,559
Deferred taxes and carryforwards	40,403	36,549
Prepaid expenses	4,825	5,321
Credits with related companies	-	-
Investments	866	1,260
Property, plant and equipment, include advances for
aircraft and engine acquisition of R$ 121,280
(R$ 43,447 at 12.31.2004)	228,716	131,358
Other receivables	13,079	9,386

Total long-term assets	324,487	217,433

Total assets	1,603,912	1,529,483

	Consolidated restated

	03.31.2005	12.31.2004

LIABILITIES
Current liabilities
Loans and financing	109,384	118,349
Suppliers	34,320	36,436
Operating leases payable	10,390	10,107
Payroll and related charges	28,145	23,860
Employee profit sharing	31,681	27,181
Taxes and contributions payable	35,892	40,912
Airport fees and duties payable	12,779	10,603
Airtraffic liability	136,436	159,891
Payable dividend	60,676	60,676
Other liabilities	15,004	29,799

Total current liabilities	474,707	517,814

Long-term liabilities
Debts with associated companies	28,590	23,526

Shareholders’ equity
Capital stock	719,474	717,832
Capital reserves	29,187	29,187
Profit reserves	239,482	241,124
Retained earnings	112,472	-

Total shareholders’ equity	1,100,615	988,143

Total liabilities	1,603,912	1,529,483

The explanatory notes are an integral part of the Pro Forma Consolidated Quarterly Information.

GOL LINHAS AÉREAS INTELIGENTES S.A.

PRO FORMA STATEMENTS OF INCOME (UNAUDITED)
Quarters ended on March 31, 2005 and 2004
(In thousands of Reais, except earnings per share)

	Consolidated restated

	03.31.2005	03.31.2004

Gross operating revenue
Passenger	589,403	448,495
Cargo	14,991	9,942
Other	10,015	5,446

	614,409	463,883
Taxes and contributions	(25,250)	(30,791)

Net operating revenue	589,159	433,092
Cost of services rendered	(354,534)	(261,879)

Gross profit	234,625	171,213

Operating expenses
Sales expenses	(72,081)	(54,091)
Administrative expenses	(12,168)	(14,911)
Financial Expenses	(17,609)	(6,770)
Net financial income	37,996	7,629

	(63,862)	(68,143)

Income before income tax and social contribution	170,763	103,070

Income tax and social contribution: Current	(61,331)	(36,192)

Income tax and social contribution: Deferred	3,040	1,064

Net income for the period	112,472	67,942

Number of outstanding shares
at end of period	187,543,243	187,543,243
Earnings per share (R$)	0.60	0.36

The explanatory notes are an integral part of the Consolidated Pro Forma Quarterly Information.

GOL LINHAS AÉREAS INTELIGENTES S.A.

PRO FORMA STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)
March 31, 2005 and December 31, 2004
(In thousands of Reais)

		Capital reserves		Profit reserves

			Subsidiary’s special		Reinvestment	Accumulated
	Capital stock	Tax incentives	goodwill reserve	Legal reserve	reserve	Earnings	Total

Balances on December 31, 2003	135,700	691	-	5,579	-	79,507	221,477

Capital increase on March 29, 2004	85,777	(691)	-	(5,579)	-	(79,507)	-
Special goodwill reserve allocation	-	-	29,187	-	-	-	29,187
Capital Increase on June 24, 2004 through a
public offering of shares	496,355	-	-	-	-	-	496,355
Net income for the period	-	-	-	-	-	301,800	301,800
Management’s proposal for profit allocation:	-				-
Legal Reserve	-	-	-	11,990	-	(11,990)	-
Minimum mandatory dividend	-	-	-	-	-	(60,676)	(60,676)
Reinvestment Reserve	-	-	-	-	229,134	(229,134)	-

Balances on December 31, 2004 – restated	717,832	-	29,187	11,990	229,134	-	988,143

Adjustment on Pro forma Capital Stock	1,642				(1,642)
Net income for the quarter	-	-	-	-	-	112,472	112,472

Balance on March 31, 2005 – restated	719,474	-	29,187	11,990	227,492	112,472	1,100,615

The explanatory notes are an integral part of the Consolidated Pro Forma Quarterly Information.

GOL LINHAS AÉREAS INTELIGENTES S.A.

PRO FORMA CHANGES IN FINANCIAL POSITION (UNAUDITED)
March 31, 2005 and 2004
(In thousands Reais)

	Consolidated restated

	03.31.2005	03.31.2004

FINANCIAL RESOURCES PROVIDED BY
From operations:
Net income for the period	112,472	67,942
Equity sheet	(111,837)	-
Long term interests and variation	-	157
Depreciation and Amortization	-	4,697
Deferred Taxes	-	(1,064)

	635	71,732
From shareholders:
Capital increase in subsidiary	25,772	-
Special goodwill reserve	-	29,187

	25,772	29,187
From third parties:
Increase in long-term liabilities	-	2,783

Increase in long-term liabilities	26,407	103,702

RESOURCES USED ON
Increase in long-term assets	204,020

Total investments	204,020	-

Increase in working capital	(177,613)	31,595

Changes in working capital
Current assets:
At end of period	61,561	475,932
At beginning of period	61,123	442,347

	438	33,585
Current liabilities
At end of period	258,592	269,803
At beginning of period	80,541	308,325

	178,051	(38,522)

The explanatory notes are an integral part of the Pro Forma Consolidated Quarterly Information.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA QUARTERLY INFORMATION (UNAUDITED)
Period from January 1 to March 31, 2005 and 2004
(In thousands of Reais)

1. Restatement of the financial statements as of December 31, 2004

According to the Brazilian Securities Commission (CVM) deliberation, in compliance with the Official letter/CVM/SEP/GEA-I/ #098/2006, dated March 06, 2006, the financial statements for the period ended on December 31, 2004 were restated to reflect in that fiscal year the expenses incurred on funds raised to acquire new aircraft in the amount of R$27,401, previously classified as prepaid expenses. The Company had adopted this procedure since it can clearly match fund raising expenses to its future expansion projects including the acquisition of aircraft under construction. As the fund raising will produce future benefits represented by the financial revenues created by the cash during the construction phase of aircraft ordered from suppliers until the agreement payment date, the Company had registered such fund raising expenses in assets as prepaid expenses to be amortized as the benefits were realized. The CVM concluded that by the Brazilian standards, such costs must be fully expensed in the fiscal year in which occurred. The effects of the adjustments determined by the CVM were a decrease in total assets and shareholders equity at December 31, 2004. Quarterly information from March 31, 2005 was restated to reflect the effects of the adjustments on that date, which were a decrease in total assets and shareholders equity in the amount of R$ 14,146 and R$ 14,463, respectively, the increase in current liabilities in the amount of R$ 317 and the increase in quarterly net income in the amount of R$1,217. In addition, note 10 was re-stated, as determined by the CVM, to expand the disclosure on contingencies for which losses are considered remote.

2. Business Overview

Gol Linhas Aéreas Inteligentes S.A. (the Company or GLAI) operates based on the low-cost – low-fare concept, with an aircraft fleet of 30 Boeing 737, one of the industry’s newest and most modern fleets, with low maintenance, fuel and training costs, and high usage and efficiency ratios.

During the quarter ended as of March 31, 2005, the Company began to operate 2 new aircraft and 2 new bases in João Pessoa – State of Paraíba and Petrolina – State of Pernambuco.

On January 20, 2005, the Company obtained the authorization from the Committee of Studies Related to International Air Navigation (CERNAI) to operate regular flights from Brazil to Santa Cruz de La Sierra, Bolivia. The Company’s Management expects to start operating those flights as of 2Q05.

Exempting the continuity of the growth and expansion plans, there were no changes in the Company’s operations for the quarter ended as of March 31, 2005.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA QUARTERLY INFORMATION (UNAUDITED)
Period from January 1 to March 31, 2005 and 2004
(In thousands of Reais)

On December 31, 2004 and March 31, 2005, the Company’s share ownership structure is as follows:

	Common	Preferred	Total

Aeropar Participações S.A.	100.00%	40.32%	75.15%
Comporte Participações S.A.	-	4.30%	1.78%
BSSF Air Holdings LLC	-	13.06%	5.43%
Market	-	42.32%	17.64%

	100.00%	100.00%	100.00%

On December 31, 2004 and March 31, 2005, the Company holds the following the following share participations:

Gol Transportes Aéreos S.A.	100%
Gol Finance LLP (GOL UK)	100%

3. Basis of Preparation and Presentation of the Financial Statements

The Company’s unaudited pro forma Consolidated Quarterly Information and subsidiaries were prepared in accordance with the generally accepted accounting principles in Brazil and the provisions contained in the Brazilian corporation law, in the Chart of Accounts prepared by the Civil Aviation Department – DAC and the supplementary rules of the Brazilian Securities Commission – CVM, consistently applied to the financial statement of the year ended on December 31, 2004.

The financial statements are presented in appliance with the rules established by IBRACON NPC 27 – Accounting Statements – Presentation and Disclosure. The following significant re-classifications were performed in 2005 and 2004 due to the application of NPC 27:

i. Financial investments at R$ 660,210 (R$ 443,361 on December 31, 2004) were segregated as short-term investments.

ii. The net financial result was segregated between financial expenses and revenues based on the concepts established by NPC 27, as described in note 2 k.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA QUARTERLY INFORMATION (UNAUDITED)
Period from January 1 to March 31, 2005 and 2004
(In thousands of Reais)

3. Basis of Preparation and Presentation of the Financial Statements - Continued

Additionally, the following re-classification and grouping were performed for adequacy and comparability purposes to the current year:

i. The Company revised the profit sharing concept, considering that the profit sharing program also includes other operating goals, the total benefits are classified as operating payroll expenses on March 31, 2005 and 2004.

ii. The commercial leases payable in the short-term were included in other provisions and liabilities. The long term payable lines were grouped in accounts payable and provisions, in long-term liabilitis, due to the relevance of the figures involved.

iii. Differed investments were grouped in other permanent assets.

The main accounting principles and consolidation criteria adopted by the Company are described in the financial statements as of the year ended on December 31, 2004 and remain unchanged.

The unaudited pro forma Consolidated Quarterly Information as of March 31, 2005 were prepared to reflect the financial and equity situation and the consolidated operating income as if GLAI had been incorporated on January 1, 2001, and as if it already held stock ownership in GOL, mentioned above, since that date.

The unaudited pro forma Consolidated Quarterly Information must not be taken as a basis for dividend calculation or for any other corporate purposes besides providing comparative information on the Company’s operating performance.

Additionally, aiming the continuous improvement of information available to the market, the company began to adopt the following principles:

a) Employee Profit Sharing

The provision for the employee profit sharing is constituted, monthly, based on the Management’s estimates, in view of the established goals for the current year, and recorded as personnel expenses while considered as provision, classified as employee’s profit sharing when confirming the accomplishment of the year’s goals.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA QUARTERLY INFORMATION (UNAUDITED)
Period from January 1 to March 31, 2005 and 2004
(In thousands of Reais)

3. Basis of Preparation and Presentation of the Financial Statements—Continued

b) Managed Account

The Company is a quota holder of a managed account, whose investment in securities and liabilities resulting from the fund activity portfolio began to be presented in a consolidated basis.

Securities from the managed account portfolio are acquired with the aim of being frequently and actively traded and, as provided by for the Brazilian Central Bank, are classified as securities for negotiation and booked based on the market value, having the realized and unrealized gains and losses recognized in the results.

The balances on December 31, 2004 were reclassified in the presentation of the note of available funds for adequacy and comparability purposes to the current quarter.

c) Accounting of operations with derivatives

Aiming at recording, stating and disclosing transactions with derivative financial instruments performed by the Company, based on formal policies of risk management, the Company began to adopt, as from January 2005, accounting principles of derivative instruments in line with USGAAP, whose concepts which are used and described below result from SFAS133 and the regulations from the Brazilian Central Bank.

The derivative financial instruments used by the Company, with the specific purpose of covering market risks, are measured based in its fair values, and the non-effective installment of income realized from transaction with financial instruments is directly recognized in quarter income, while the effective risk coverage is recognized in a way to adjust the revenues and expenses related to the items subject to the contracted coverage. The criteria for the effective measurement were defined in consonance with the USGAAP – SFAS133 concepts which consider effective the instruments that offset between 80% and 120% of the volatility of the item for which the protection was contracted.

The market value of derivative financial instruments is calculated based on the usual market practices, using the closing values of the period, considering the relevant subjacent quotations, except for option contracts, whose values are determined through the Black and Scholes’ pricing methodology, whereby the variables and the information related to the volatility coefficient are obtained through well-known insiders.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA QUARTERLY INFORMATION (UNAUDITED)
Period from January 1 to March 31, 2005 and 2004
(In thousands of Reais)

3. Basis of Preparation and Presentation of the Financial Statements—Continued

The pro forma consolidated balance sheet on December 31, 2004, presented for comparison purposes, included in the Pro Forma Quarterly information, was extracted from the financial statements audited in the year ended on the aforementioned date and does not include all notes required by the accounting principles applicable to Brazil for the presentation of complete financial statements. The accounting principles and the other notes related to the consolidated financial statements are described in the Company’s audited pro forma financial statements.

d) Financial revenues (expenses)

The financial revenues represent the interests, the effect of the exchange rate on assets and gains from financial investments and financial derivative instruments. The financial expenses include interest payments on loans, the effect of the exchange rate liabilities and losses from financial derivative instruments.

e) Provision for Contingencies

The provision for contingencies is supported by the opinion of the legal consultants with sufficient amounts to cover possible losses and gains.

The Company adopted concepts established by NPC N°22, concerning Provisions, Liabilities, Contingencies for Liabilities and Assets, on the constitution of provisions for and releases on subjects involving legal disputes and contingencies.

f) Conciliation between information and the disclosures based on USGAAP

Preferred shares of Gol Linhas Aéreas Inteligentes S.A. are traded as American Depositary Shares – ADS on the NYSE in the United States of America and are subject to the rules of the Securities and Exchange Commission – SEC. Each ADS represents 2 preferred shares, being traded under the ticker GOL. The Company prepares the pro forma financial statements according to the generally accepted accounting principles in the United States of America – USGAAP. Aiming at fulfilling the need for information on the markets in which it operates, the Company’s practice is to simultaneously disclose its corporate information and the USGAAP.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA QUARTERLY INFORMATION (UNAUDITED)
Period from January 1 to March 31, 2005 and 2004
(In thousands of Reais)

3. Basis of Preparation and Presentation of the Financial Statements—Continued

The accounting principles adopted in Brazil are different from those generally accepted in the United States – USGAAP applicable to the air transport segment, especially the allocation of expenses with income maintenance. On March 31 2005, the net income for the quarter, in accordance to accounting principles adopted in Brazil (BR GAAP), was R$ 19,829 lower due to this difference and the respective tax effects in comparison to net income in USGAAP. On this same date, stockholder’s equity presented in the BR GAAP financial statements was R$170,106 lower due to, mainly, the accumulated difference in the allocation of expenses with maintenance and respective tax effects, also as the result of the accrual in USGAAP financial statements of net proceeds received through share issuance and the accounting of shares purchase options conceded to executives and employees. There are also differences in the classification of liabilities, assets and income items, from which the main difference is the classification of immediately available financial investments. The Company holds the policy of disclosing main information of transactions in a consistent way at the BR GAAP financial statements and in accordance to USGAAP.

The Company entered into an Agreement for the Adoption of Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange – BOVESPA, starting to be listed on the Bovespa’s Novo Mercado index, created to set apart a selected group of companies that undertake to adopt differentiated corporate governance practices. The Company’s information contemplates the additional requirements of BOVESPA’s Novo Mercado (New Market).

The financial statements include statements of cash flow, presented as information and also consistently elaborated to the financial statements of the year ended on December 31, 2004 supplementary to the financial statements of the year ended on December 31, 2004.

Additionally, the Company is presenting to the market, separately, the complete comparative pro forma consolidated financial statements as if Gol Linhas Aéreas Inteligentes S.A. was incorporated on January 1, 2001, and that, since then, it held the totality of the capital stock of its subsidiary Gol Transportes Aéreos S.A..

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA QUARTERLY INFORMATION (UNAUDITED)
Period from January 1 to March 31, 2005 and 2004
(In thousands of Reais)

4. Cash and Cash Equivalents

	Consolidated

	03.31.2005	12.31.2004

Caxsh and banks	14,300	105,744

Local currency investments
Variable income and futures options	9,351	-
Financial investment funds	73,896	87,089
Bank Deposits Certificates – CDB	342,952	296,853
Government securities (LFT, LTN and LFTO)	303,536	322,453
Debentures Over	10,816	10,382

	740,551	716,777

Foreing currency investments
Bank Deposits Certificates – CDB	874	26,570

	755,725	849,091

According to NPC 27, cash and cash equivalents and short-term invests are classified as follows:

	Consolidated

	03.31.2005	12.31.2004

Cash
Cash and banks	62,865	105,743
Investments	32,650	299,987

	95,515	405,730

Short-term investments	660,210	443,361

A substantial installment of the Company’s financial investments is included in the investments in managed account with daily liquidity, which is detailed in Note 6.

5. Accounts Receivable

	Consolidated

	03.31.2005	12.31.2004

Credit Card Companies	399,680	348,306
Accountholders – cargo and tickets	4,749	4,573
Turism Agencies	45,108	33,013
Others	4,224	4,025

	453,761	389,917

During the period from January 1 to March 31, 2005, the write-offs against the provision for doubtful accounts totaled R$ 200.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA QUARTERLY INFORMATION (UNAUDITED)
Period from January 1 to March 31, 2005 and 2004
(In thousands of Reais)

6. Deferred Taxes and Carryforwards, Short and Long-Term

	Consolidated restated

	03.31.2005	12.31.2004

Carryforwards
PIS and Cofins credits	1,044	3,250
Antecipation for Corporate Income Tax (IRPJ) and Social	314	4,400
Contribution on Net Income (CSSL)
Credits arising from Withholding Income Tax (IRRF) on financial	3,551	2,561
investments
Other	1,124	446

	6,033	10,657

Deferred Taxes
Income Tax (IR) and Social Contribution (CS) on temporary
differences	11,721	11,721
Tax credits arising from incorporation	23,836	25,296
Temporary Differencies	10,683	5,369

	46,240	42,386

Current	(11,870)	(16,494)

Noncurrent	40,403	36,549

6. Deferred Taxes and Carryforwards, Short and Long-Term - Continued

Gol Transportes Aéreos S.A. succeeded BSSF II Holdings Ltda. in the right to amortize, for tax purposes, the goodwill arising from the expectation of future profits, whose amortization results in a tax benefit corresponding to 34% of the goodwill value that is reflected on the financial statements, as deferred taxes against the special goodwill reserve in shareholders’ equity, at the amount of R$ 29,187, which has been linearly amortized in a 60-month term. The amortized goodwill from January 1 to March 31, 2005 was R$4,291, generating a tax benefit of R$1,459.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA QUARTERLY INFORMATION (UNAUDITED)
Period from January 1 to March 31, 2005 and 2004
(In thousands of Reais)

7. Investments

(a) Investment Transactions

		Transactions in the quarter

	Investments	Payment of	Quarter	Received	Investments
Subsidiaries	in 12.31.04	capital	income	dividends	in 3.31.05

Gol Transportes Aéreos S.A.	496,863	-	112,253	228,717	380,399
Gol Finance LLP	69,353	51,739	(416)	-	120,676

Total Investment	566,216	51,739	111,837	228,717	501,075

The proposal for the dividend distribution of Gol Transportes Aéreos S.A. was ratified so that the totality of distributable profits, inquired by the subsidiary in 2004, is distributed during 2005. The General and Extraordinary Shareholders Meetings of the subsidiary Gol Transportes Aéreos S.A., held on April 8, 2005, confirmed the Management’s new proposal.

(b) Relevant information about the subsidiaries

	Total	Ownership
	quantity of	in	Capital	Shareholders	Subsidiaries’ net
	shares or	%	stock – R$	’ equity– R$	income - R$
	quotas

Subsidiaries
Gol Transportes Aéreos S.A.	60,283,201	100	135,700	380,399	112,253
Gol Finance LLP	No shares	100	122,550	120,676	(416)
	or quotas
Specific Purpose Entities
Managed Account	485,875,943	100	642,124	642,124	(a)

(a)	Considering the managed account as an instrument, its results are included in the Company’s financial income.

The subsidiary Gol Transportes Aéreos S.A. holds 100% of the quotas from a managed account, constituted under joint ownership for an undetermined period and which holds tax neutrality, resulting in benefits for quota holders. The applications in this managed account have daily liquidity. The management of this account is executed by external managers who follow the investment policies set forth by the Company.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA QUARTERLY INFORMATION (UNAUDITED)
Period from January 1 to March 31, 2005 and 2004
(In thousands of Reais)

(b) Relevant information about the subsidiaries - Continued

The financial assets that compose the managed account portfolio are registered, accordingly, on the Special Settlement and Custody System – SELIC or the Mercantile and Futures Exchange – BM&F.

The managed account participates in operations involving derivative financial instruments recorded in equity and compensation accounts, which aim at maximizing the income and managing the exposure to market risks and interest rates. The information to risk management policies and the outstanding positions are set forth in Note 17.

8. Property, Plant and Equipment

	Consolidated

		03.31.2005			12.31.2004

	Depreciation		Accumulated
	rate	Cost	depreciation	Net value	Net value

Flight equipment
Replacement part kits	20%	119,392	43,294	76,098	63,717
Aircraft equipment	20%	740	101	639	938
Safety equipment	20%	46	5	41	42
Tools	10%	1,213	143	1,070	653

		121,391	43,543	77,848	65,395
Property, plant and equipment in service
Software licenses	20%	14,988	3,556	11,432	11,607
Vehicles	20%	1,492	556	936	949
Machinery and equipment	10%	2,144	298	1,846	1,594
Furniture and fixtures	10%	3,673	635	3,038	2,970
Computers and peripherals	20%	4,389	1,912	2,477	2,519
Communication equipment	10%	699	142	557	530
Facilities	10%	525	87	438	385
Brand names and patents	-	35	-	35	35
Leasehold improvements	4%	569	63	506	508
Modification to Leased Aircraft	-	5,707	-	5,707	-
Work in progress	-	2,616	-	2,616	1,419

Subtotal		36,837	7,249	29,588	22,516

		158,228	50,792	107,436	87,911

Advances for aircraft acquisition	-	121,280	-	121,280	43,447

		279,508	50,792	228,716	131,358

The advances for the acquisition of aircraft refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of 30 Boeing 737-800 Next Generation, as explained in Note 15.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA QUARTERLY INFORMATION (UNAUDITED)
Period from January 1 to March 31, 2005 and 2004
(In thousands of Reais)

8. Property, Plant and Equipment

The expenditures recorded under ongoing works are represented by the investments in the construction of a maintenance center in Belo Horizonte.

9. Loans and Financing

				Consolidated

Agreement	Rates	Guarantee	Limit	03.31.2005	12.31.2004

Banco Safra	108 % of CDI	Redecard + Amex	100,000	96,626	91,507
Banco Santander	109 % of CDI	50% Clean 50% cash	40,000	11,694	20,746
Unibanco	107% of CDI	Clean guarantee	60,000	1,064	1,019
		/collection
Banco do Brasil	108 % of CDI	Clean guarantee	5,000	-	-
Banco do Brasil	105 % of CDI	CDB Pledge	9,600	-	5,077
Banco Bradesco	104% of CDI	Accounts receivable Visa	50,700	-	-

				109,384	118,349

10. Provision for Contingencies

	Consolidated

	03.31.2005	12.31.2004

Provision for labor contingencies	282	289
Provision for civil contingencies	1,354	1,281
Provision for tax contingencies	11,711	8,781

	13,347	10,351

No meaningful changes occurred in the course of lawsuits in accordance to disclosures in the financial statements of the last fiscal year ended on December 31, 2004.

The Company is questioning in court the non-incidence of VAT (ICMS) in aircraft and engine imports under operating leasing in transactions made with lessors headquartered in foreign countries. The Company’s Management understands that these transactions are mere leases, in view of the contractual obligation to return the object of the contract, which will never integrate the Company’s assets, neither now nor in the future. Given that there is no circulation of goods, the tax triggering event is not characterized.

Estimated aggregated value of the current lawsuits on March 31 2005, estimate based on the 4% rate applied to the price of the lease aircraft and engines, taking these assets’ estimated useful life over the average period of the Company’s commercial leases is of R$31,000 monetarily restated and excluding eventual default fees.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA QUARTERLY INFORMATION (UNAUDITED)
Period from January 1 to March 31, 2005 and 2004
(In thousands of Reais)

10. Provision for Contingencies - Continued

The Company, supported by case law and the opinion of its independent legal advisors understands that it is unlikely for the Company to lose these court suits and the accounting practices adopted in the preparation of its financial statements, in line with international standards, do not require provisions for losses.

11. Transactions with Related Parties

Gol Transportes Aéreos S.A. maintains operating agreements with related companies, executed under market conditions, prices and periods. The main balance and transactions, as well as the amounts that influenced the result, are described below:

		03.31.2005		03.31.2004
		Consolidated		Consolidated

	Nature of	Receivable	Revenues	Receivable	Revenues
	transactions	(payable)	(Expenses)	(payable)	(Expenses)

Suppliers
Serviços Gráficos Ltda.	Graphic services	-	(10)	-	(9)
Breda Transportes e Serviços S.A.	Transportation services	-	(263)	(28)	(20)
Expresso União Ltda.	Transportation services	-	(73)	-	(15)
Accounts receivable
Viação Piracicabana Ltda.	Transportation services	-	-	1	1
Breda Transportes e Serviços S.A.	Transportation services	-	-	1	1
Áurea Administração e Participações S.A.	Transportation services	-	-	1	1
Expresso União Ltda.	Transportation services	-	36	-	-
Headquarters Lease
Áurea Administração e Participações S.A.	Lease	(26)	(79)	-	(75)

GOL maintains an agreement with the companies Breda Transportes e Serviços S.A. and Expresso União Ltda., controlled by Áurea Administração e Participações S.A., for the transportation of passengers and luggage between airports, and for the transportation of employees, executed under normal market conditions. The payments made in the period from January 1 to March 31, 2005, totaled R$ 263 and R$ 73, respectively.

GOL is the tenant of a property located at Rua Tamoios, 246 in the city of São Paulo, State of São Paulo, belonging to the related party, whose agreement expires on March 31, 2008 and annual price restatement clause based on the General Market Price Index (IGP-M).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA QUARTERLY INFORMATION (UNAUDITED)
Period from January 1 to March 31, 2005 and 2004
(In thousands of Reais)

11. Transactions with Related Parties - Continued

On June 29, 2004, the Company made an advance payment to increase the capital of the parent company GOL at the amount of R$ 407,209, and of this amount, R$ 118,626 was transformed into a loan and has been returned from the advance date up to March 31, 2005. The outstanding balance of R$ 390,788 will be capitalized in 2005.

12. Shareholders’ Equity

a) Capital stock

i. As of March 31, 2005, the capital stock is represented by 109,448,497 common shares and 78,094,746 preferred shares.

ii. The authorized capital stock as of March 31, 2005 is R$1,223,119. Within the authorized limit, the Company may, by means of the Board of Directors’ deliberation, increase the capital stock regardless of any amendment to the Bylaws, through the issuance of stocks, without keeping any proportion between the different classes of shares. The Board of Directors shall determine the conditions for the issuance, including the payment price and period. At the discretion of the Board of Directors, preemptive rights may be excluded, or the period for its exercise be reduced, in the issuance of preferred shares, placement of which is made through the sale on a stock exchange or by public subscription, or else through the exchange for shares, in a control acquisition public offering, as provided for by the law. The issuance of founders’ shares is forbidden, according to the Company’s Bylaws.

iii. The market value of the shares of Gol Linhas Aéreas Inteligentes S.A., according to the latest average quote of shares traded on the São Paulo Stock Exchange – BOVESPA, corresponded to R$34.25 on March 31, 2005 and US$25.13 per ADS traded at NYSE. The equity value per share as of March 31, 2005 is R$5.95 (R$5.35 on December 2004).

iv. Preferred shares have no voting rights, except concerning the occurrence of specific facts provided for by the Brazilian legislation. These shares have as preference: priority in the reimbursement of capital, without premium and right to be included in the public offering arising from the sale of control, at the same price paid per share of the controlling block, assuring the dividend at least equal to that of common shares.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA QUARTERLY INFORMATION (UNAUDITED)
Period from January 1 to March 31, 2005 and 2004
(In thousands of Reais)

12. Shareholders’ Equity - Continued

Pursuant to the Compliance Agreement entered into with Bovespa, the Company has a period of three years, starting on June 24, 2004, to fulfill the requirement that shares issued by the Company, representing 25% of the total capital, be outstanding on the market. As of March 31, 2005 this percentage is 17.64% .

13. Cost of Services Rendered, Commercial and Administrative Expenses

	Consolidated

		03.31.2005				03.31.2004

	Cost of
	services	Commercial	Administrative	Management
	rendered	expenses	expenses	compensation	Total	Total

Salaries, wages and benefits	44,910	-	7,203	405	52,518	38,445
Aircraft fuel	146,170	-	-	-	146,170	102,545
Aircraft leasing	51,869	-	-	-	51,869	47,330
Supplementary leasing	28,749	-	-	-	28,749	24,233
Aircraft insurance	5,962	-	-	-	5,962	5,923
Maintenance material
and repair	13,848	-	-	-	13,848	16,287
Aircraft and traffic servicing	17,449	-	317	-	17,776	13,485
Sales and marketing	-	72,081	-	-	72,081	54,091
Landing fees	19,046	-	-	-	19,046	13,640
Depreciation	6,769	-	34	-	6,803	3,526
Amortization	-	-	171	-	171	171
Other operating expenses	19,762	-	4,038	-	23,800	10,205

	354,534	72,081	11,763	405	438,783	330,881

Salaries, wages and benefits expenses include the 2005 employee profit sharing, at an estimated value of R$ 4,500.

Aircraft fuel expenses include income adjustments of transactions with derivatives at a gain value of R$3,804, represented by income from hedge contracts expired in the period and measured as efficient to protect the expenses from fuel’s price fluctuation.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA QUARTERLY INFORMATION (UNAUDITED)
Period from January 1 to March 31, 2005 and 2004
(In thousands of Reais)

14. Net Financial Income

	Consolidated restated

	03.31.2005	03.31.2004

Financial income:
Interest and gains on financial investments	7,032	3,429
Foreign exchange variations	4,478	2,329
Gains with financial instruments	26,310	1,046
Monetary variations on assets	139	-
Other	37	825

	37,996	7,629

Financial expenses:
Interest on loans	(4,810)	(1,432)
Monetary variations on liabilities	(397)	-
Foreign exchange variations on liabilities	(7,197)	(908)
Losses with financial instruments	-	(1,957)
CPMF tax	(2,478)	(1,485)
Other	(2,727)	(988)

	(17,609)	(6,770)

	20,387	859

15. Income Tax and Social Contribution

The conciliation of income tax and social contribution, tax expense calculated by the investment of combined tax rate and the amounts reflected in the result, is shown below:

	Consolidated restated

Description	03.31.2005	03.31.2004

Income after employees’ profit sharing and before
income tax and social contribution	170,763	103,070
Combined tax rate	34%	34%
Income tax and social contribution by the combined tax
rate	58,059	35,044
Permanent additions
Undeductible expenses	(408)	84
Tax incentives	640	-

Income tax and social contribution debited from the
result for the period	(58,291)	(35,128)

Effective rate	34.1%	33.99%

Current income tax and social contribution	61,331	36,192
Deferred income tax and social contribution	(3,040)	(1,064)

	58,291	35,128

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA QUARTERLY INFORMATION (UNAUDITED)
Period from January 1 to March 31, 2005 and 2004
(In thousands of Reais)

16. Commitments

The future payments of leases based on the operating lease agreements are denominated in US dollars and have the following composition per year, considering the 30 aircraft:

	Aircraft	Engines	Total

	R$	R$	R$

2005	169,092	8,856	177,948
2006	222,801	10,531	233,332
2007	210,200	9,255	219,455
2008	134,675	8,692	143,367
2009	92,393	5,194	97,587
After 2009	38,583	2,565	41,148

Total	867,744	45,093	912,837

On January, 2005 the Company entered into an agreement with Boeing Company to close a purchase order of 17 737-800 Next Generation aircraft, together with purchase options of more 26 737-800 Next Generation aircraft.

On May 17, 2004, the Company signed an agreement with the Boeing Company, ensuring the purchase order of 17 737-800 Next Generation aircrafts, jointly with the purchase option of over 26 737-800 Next generation aircrafts.

Considering contract amendments, on March 31, 2005, the Company placed a firm order for the acquisition of 30 Boeing 737-800. The firm orders for the aircraft purchase, at the approximate amount of US$ 1,980 million based on the aircraft list price (corresponding to approximately R$ 5,280 million based on the exchange rate as of March 31, 2005), have deliveries expected for 2006 (six aircraft), 2007 (thirteen aircraft), 2008 (seven aircraft) and 2009 (four aircraft).

The Company has been making the initial payments related to the acquisition of these aircraft, using its own funds arising from the primary public offering of its shares and loans contracted through short-term credit lines and supplier’s financing. Future payments referring to firm orders and options for the purchase of 63 aircraft, set forth based on the aircraft price list, determined in US dollars and converted to Reais based on the exchange rate as of March 31, 2005, have the following composition per year:

Future commitments for the acquisition of aircraft

	R$	US$

2005	262,832	98,579
2006	1,257,898	471,794
2007	5,327,433	1,998,137
2008	2,673,412	1,002,705
2009	1,381,931	518,316

Total	10,903,506	4,089,531

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA QUARTERLY INFORMATION (UNAUDITED)
Period from January 1 to March 31, 2005 and 2004
(In thousands of Reais)

16. Commitments – Continued

The obligations with the purchase of aircraft will be financed up to 85% through long-term financing guaranteed by the US Exim Bank.

The Company maintains an agreement, which expires in 2014, for the use of the Open Skies sales system, which may be terminated by the hirer with a prior notice of 180 days. The future payments of that agreement depend on the number of passengers carried and the minimum monthly price is R$ 333, corresponding to US$ 125 converted by the exchange rate as of March 31, 2005. From January 1 to March 31, 2005 the payments to Open Skies totaled R$ 4,153 (R$ 4,506 in 1Q04).

17. Employee Benefits

At an Extraordinary Shareholders Meeting held on May 25, 2004, the shareholders approved an executive program of stock option purchase targeting senior executives, executive officers and other Company managers. Still on May 25, 2004, the Board of Directors approved the issuance of 937,412 preferred stock options at the price R$ 3.04 per share, from which 50% became exercisable from October 25, 2004, and the remaining 50% exercisable quarterly on a pro rata basis until the second quarter of 2006. After becoming exercisable, the holder of each option may exercise it for a period of 24 months.

On January 19, 2005, the Compensation Committee, within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved the grant of 82,586 options for the purchase of the Company’s preferred shares at R$ 33.06 per share.

If the Company had accounted for the effect of this compensation as an expense, the operating result for the period ended on March 31, 2005 would be lower by approximately R$ 2,129 (R$10,000 on December 31, 2004), considering the intrinsic value of options granted.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA QUARTERLY INFORMATION (UNAUDITED)
Period from January 1 to March 31, 2005 and 2004
(In thousands of Reais)

17. Employee Benefits--Continued

The employee profit sharing is also provided for in the Bylaws of the Company and the subsidiary Gol. The employee profit sharing plan is subject to economic and financial results measured based on the Company’s performance indicators which presume the accomplishment of the Company’s performance goals, from units and the individuals. On March 31, 2005 the provision constituted based on the Management’s estimates and expectations is R$ 4,500.

18. Derivative Financial Instruments

The Company is exposed to several market risks arising from its operations. Such risks involve mainly the effects of changes in price and fuel availability, foreign exchange rate risk, because the revenues thereof are generated in Reais and the Company has significant obligations in US dollars, credit risks and interest rate risks. The Company uses derivative financial instruments to manage those risks. The Company maintains a formal risk management policy under the management of the executive officers and the Board of Directors.

The management of these risks is performed through control policies, establishing limits, as well as other accompanying techniques, mainly mathematical models adopted for the continuous monitoring of exposures. All derivative instruments used shall present a certain level of liquidity in order to permit position adjustments.

The managed account which the Company is a quota holder is used as an instrument for the contraction of risk coverage in accordance to the Company’s risk management policies.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA QUARTERLY INFORMATION (UNAUDITED)
Period from January 1 to March 31, 2005 and 2004
(In thousands of Reais)

18. Derivative Financial Instruments--Continued

(a) Fuel price risk and availability

In order to manage risks resulting from the price changes in fuel, GOL uses derivative financial instruments to measure the oil’s price changes represented by futures contracts and commodities options. The prices of crude oil are extremely linked to the fuel, which makes crude oil derivatives efficient in the compensation of fuel prices, providing some protection in the short term, relating to an elevated increase in the average fuel prices.

The Company makes use of options and oil swap. The Company records the derivative instruments related to fuel hedge as cash flow hedges, according to SFAS 133. The fair value of the Company’s fuel derivative instruments on March 31, 2005 corresponded to an unrealized net gain of approximately R$2,978.

The gains with measured financial instruments as effectively accounted in fuel expenses in the quarter totaled R$3,084.

As of December 31, 2004, GOL held derivative agreements for the purchase of up to 120,000 barrels of oil, in the nominal value of US$5.1 million and the fair value of US$ 5.2 million, for one month period, from which the results from the transactions with such derivatives were not recognized as adjustments to the items which refer to the financial statements. The changes in the fair value of such agreements totaled R$1,466 during 2004 and were accounted as financial revenues.

The fuel purchase is substantially made from a single supplier, which is responsible for the supply of 95% of the annual fuel consumption.

(b) Foreign exchange risk

As of March 31, 2005, the main assets and liabilities in foreign currency are related to aircraft leasing operations. The installments relating to renegotiated loans are recorded under current and long-term liabilities.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA QUARTERLY INFORMATION (UNAUDITED)
Period from January 1 to March 31, 2005 and 2004
(In thousands of Reais)

18. Financial Instruments – Continued

(b) Foreign exchange risk – Continued

The Company’s foreign exchange exposure as of March 31 is shown below:

	Consolidated	Consolidated

	3.31.2005	12.31.2004

Assets
Cash and Banks and investments	(14,820)	(27,020)
Deposits for lease agreements	(36,598)	(33,559)
Prepaid leasing expenses	(11,423)	(9,885)
Advances to suppliers	(4,412)	(5,984)
Other	(683)	-

Total liabilities in US dollars	(67,936)	(76,448)
Liabilities
Foreign suppliers	7,431	8,218
Operating leases payable	14,184	14,044
Insurance premiums payable	6,172	24,060
Other	4,000	2,600

	31,787	48,922

Foreign exchange exposure in R$	(36,149)	(27,526)
Total foreign exchange exposure in US$	(13,558)	(10,369)

Obligations not recorded in the balance sheet
Operating lease agreements	912,837	759,304
Obligations arising from firm orders for the purchase of aircraft	5,280,012	2,997,000

Total foreign exchange exposure in R$	6,156,700	3,728,778

Total foreign exchange exposure in US$	2,309,167	1,404,754

The total foreign exchange exposure related to unsettled values resulting from leasing operations is managed together with hedge strategies. The Company records the financial instruments related to foreign currency futures market as cash flow hedges. All fair value variations from the derivative instruments measured as effective are recorded in “Other total accumulated revenues” up to the date when the correspondent foreign exchange exposure is realized. The change in the fair value of the Company’s derivative financial instruments as of March 31, 2005 corresponded to a net current liability of R$849 (equivalent to US$318 thousand), classified in “other current liabilities” in the Balance Sheet.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA QUARTERLY INFORMATION (UNAUDITED)
Period from January 1 to March 31, 2005 and 2004
(In thousands of Reais)

18. Financial Instruments – Continued

On March 31, 2005, the Company holds derivative instruments agreements related to futures and options at the local value of R$189,750. The fair value variation in those instruments was R$849 in the quarter.

The value of derivative financial instruments as of March 31, 2005 and December 31, 2004, recorded in equity and compensation accounts, is summarized as follows:

	In thousands of Reais

	3/31/05	12/31/04

Futures Agreements
Purchase commitments	9,351	-
US Dollar – expirations up to February 2005	145,164	56,413
Sale commitments
Floating interest rate – expiration
Up to July 2005	62,170	28,793

Securities set aside as guarantees for the derivative financial instruments are the following:

Type	3/31/05	12/31/04

Financial Treasury Bill – LFT	157,938	9,767

(c) Interest rate risk

The Company’s results are affected by changes in interest rates because of the impact of such changes in expenses with interest from variable income instruments, lease agreements of variable rates and remuneration from cash balance and financial investments.

     On December 31, 2004, there were no open hedge agreements and the transactions executed during 2004 were not recognized as adjustments to hedged items in the financial statements. The fair price variations of such derivative contracts totaled R$966, recorded as financial revenue.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA QUARTERLY INFORMATION (UNAUDITED)
Period from January 1 to March 31, 2005 and 2004
(In thousands of Reais)

19. Insurance Coverage

Management holds an insurance coverage at amounts that it deems necessary to cover possible losses, due to the nature of the assets and the inherent risks associated to the activity, observing the limits established in lease agreements. As of March 31, 2005, the insurance coverage, by nature, considering GOL’s aircraft fleet and in relation to the maximum indemnifiable amounts, is the following:

Aeronautic Type	R$	US$

Warranty – Hull	1,932,382	724,770
Civil Liability per occurrence/aircraft	1,599,720	600,000
Warranty – Hull/War	1,932,382	724,770
Inventories	106,648	40,000

By means of the Law 10,605, of December 18, 2002, the Brazilian government committed itself to supplement eventual civil liability expenses against third parties, caused by acts of war or terrorist attacks, occurred in Brazil or abroad, for which GOL may be demanded, for the amounts that exceed the insurance policy limit effective on September 10, 2001, limited to the equivalent in Reais to one billion US dollars.

20. “EBITDA” and “EBITDAR” – PRO FORMA

The Company uses EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation and amortization plus operating costs with aircraft leases and supplementary aircraft leases) as indices for measuring its economic performance.

EBITDA and EBITDAR are not measurements accepted by accounting rules. The Company uses EBITDA and EBITDAR because they are standard financial statistical measures, widely used in the civil aviation industry. The Company believes that these are useful financial data that indicate its performance and also to compare it with other airline Companies.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA QUARTERLY INFORMATION (UNAUDITED)
Period from January 1 to March 31, 2005 and 2004
(In thousands of Reais)

20. “EBITDA” and “EBITDAR” – PRO FORMA -Continued

EBITDA and EBITDAR should not be analyzed solely, in substitution to operating profit and net income, determined according to the Brazilian Corporation Law. The table below represents the calculation to determine the EBITDA and EBITDAR in the specified periods:

	Consolidated restated

	3.31.2005	3.31.2004

Net income for the period	112,472	67,942
Income Tax and Social Contribution	58,291	35,128
Financial expenses (revenues), net	(20,387)	(859)
Depreciation and amortization	6,974	4,697

EBITDA	157,350	106,908

Aircraft rent	51,869	47,330
Supplementary rent	28,749	24,233

EBITDAR	237,968	178,471

21. Subsequent Events

On April 28, 2005, the Company announced the closing of the global public offering of 14,700,000 preferred shares at R$ 35.12, among which 5,520,811 preferred shares are being offered by the Company and 9,179,189 preferred shares are being offered by BSSF Air Holding LLC (corporate affiliated to AIG Capital Partners), a GOL’s shareholder. The global offering comprises an international ADSs offering and a Brazilian preferred shares offering.

The Brazilian offering registration was conceded by the Brazilian Securities Commission (CVM), in Brazil, and a registration statement related to those securities was filed and declared in force by the Securities and Exchange Commission, in the United States.

The funds raised by the Company through this IPO, at R$ 193,891 were used in the expansion plan, especially for the payment of the deposit for aircraft purchase in the scope of its agreement with Boeing.

In April 2005, the Company entered into new operating lease agreements for two Boeing 737-800 Next Generation and one Boeing 737-700. Management expects them to be delivered during the next quarter.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA QUARTERLY INFORMATION (UNAUDITED)
Period from January 1 to March 31, 2005 and 2004
(In thousands of Reais)

21. Subsequent Events--Continued

On May 2, 2005 the Board of Directors approved the capital increase of R$77,439 subsequent to the public subscription of 2,205,000 preferred shares, targeting the options exercise for the subscription and distribution of new shares in accordance to the agreements entered into with financial institutions for the placement of shares.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE PRO FORMA QUARTERLY INFORMATION (UNAUDITED)
Period from January 1 to March 31, 2005 and 2004
(In thousands of Reais)

APPENDIX I - STATEMENTS OF CASH FLOWS – CONSOLIDATED

	Consolidated restated

	3.31.2005	3.31.2004

Income for the period	112.472	67.942
Adjustments to reconcile net income to cash generated by operating activities:
Depreciation and amortization	6.974	4.697
Provision for doubtful accounts	247	(86)
Deferred taxes	(3.040)	(1.064)
Accounts receivable	(63.844)	23.775
Inventories	(292)	1.829
Prepaid expenses, taxes recoverable and other credits and values	2.171	(9.728)
Suppliers	(1.910)	1.618
Maintenance deposits	(129)	(466)
Airtraffic Liabilityies	(23.455)	(53.375)
Taxes payable	(5.020)	-
Insurance payable	6.172	-
Payroll and related charges	8.784	16
Labor claims	2.996	-
Deposits for lease agreements	-	(646)
Other obligations	(19.107)	(1.918)

Net cash generated by operating activities	23.019	32.594

Financial Applications	(216.840)	-
Investments	394	-
Deposits for lease agreements	(3.039)	33
Acquisition of property, plant and equipment	(25.457)	(6.883)
Advances for the acquisition of aircraft	(78.875)	-
Deferred acquisition	(452)	-

Net cash used on investment activities	(324.269)	(6.850)

Financing activities:
Loans	(8.965)	19.606

Net cash generated by (used in) financing activities	(8.965)	19.606

Net cash generated (used)	(310.215)	45.350
Cash available at the beginning of the period	405.730	146.291

Cash available at the end of the period	95.515	191.641

	-	-
Transactions not affecting cash
Special goodwill reserve	-	29.187
Interest paid during the period	5.160	1.432
Income tax and social contribution paid for during the period.	61.331	36.192

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 01, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.